Exhibit 99.2

BCE (1)
Consolidated Operational Data (2)

(In millions of Canadian dollars, except share amounts) (unaudited)	Q3 2015	Q3 2014	$ change	% change		YTD 2015	YTD 2014	$ change	% change
Operating revenues	5,345	5,195	150	2.9%		15,911	15,514	397	2.6%
Operating costs (A)	(3,089)	(3,014)	(75)	(2.5%)		(9,220)	(9,025)	(195)	(2.2%)
Post-employment benefit plans service cost	(69)	(66)	(3)	(4.5%)		(213)	(208)	(5)	(2.4%)
Adjusted EBITDA (3)	2,187	2,115	72	3.4%		6,478	6,281	197	3.1%
Adjusted EBITDA margin (3)	40.9%	40.7%		0.2	pts	40.7%	40.5%		0.2	pts
Severance, acquisition and other costs	(46)	(66)	20	30.3%		(294)	(158)	(136)	(86.1%)
Depreciation	(727)	(739)	12	1.6%		(2,159)	(2,146)	(13)	(0.6%)
Amortization	(133)	(116)	(17)	(14.7%)		(394)	(454)	60	13.2%
Finance costs
Interest expense	(227)	(227)	-	0.0%		(683)	(691)	8	1.2%
Interest on post-employment benefit obligations	(27)	(25)	(2)	(8.0%)		(82)	(76)	(6)	(7.9%)
Other income	35	2	33	n.m.		58	76	(18)	(23.7%)
Income taxes	(271)	(241)	(30)	(12.4%)		(736)	(708)	(28)	(4.0%)
Net earnings	791	703	88	12.5%		2,188	2,124	64	3.0%
Net earnings attributable to:
Common shareholders	739	600	139	23.2%		2,030	1,821	209	11.5%
Preferred shareholders	38	31	7	22.6%		115	97	18	18.6%
Non-controlling interest	14	72	(58)	(80.6%)		43	206	(163)	(79.1%)
Net earnings	791	703	88	12.5%		2,188	2,124	64	3.0%
Net earnings per common share - basic	$0.87	$0.77	$0.10	13.0%		$2.40	$2.34	$0.06	2.6%
Net earnings per common share - diluted	$0.87	$0.77	$0.10	13.0%		$2.40	$2.34	$0.06	2.6%
Dividends per common share	$0.6500	$0.6175	$0.0325	5.3%		$1.9500	$1.8525	$0.0975	5.3%
Average number of common shares outstanding - basic (millions)	848.9	782.1				845.0	778.8
Average number of common shares outstanding - diluted (millions)	850.1	783.0				846.3	779.6
Number of common shares outstanding (millions)	849.4	828.3				849.4	828.3
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	739	600	139	23.2%		2,030	1,821	209	11.5%
Severance, acquisition and other costs	35	45	(10)	(22.2%)		215	106	109	n.m.
Net losses (gains) on investments	16	-	16	n.m.		(22)	(16)	(6)	(37.5%)
Early debt redemption costs	-	3	(3)	(100.0%)		7	3	4	n.m.
Adjusted net earnings (3)	790	648	142	21.9%		2,230	1,914	316	16.5%
Impact on net earnings per share	$0.06	$0.06	-	0.0%		$0.24	$0.12	$0.12	100.0%
Adjusted EPS (3)	$0.93	$0.83	$0.10	12.0%		$2.64	$2.46	$0.18	7.3%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Third Quarter 2015 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2015	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Operating revenues	15,911	5,345	5,326	5,240	21,042	5,528	5,195	5,220	5,099
Operating costs (A)	(9,220)	(3,089)	(3,061)	(3,070)	(12,463)	(3,438)	(3,014)	(3,008)	(3,003)
Post-employment benefit plans service cost	(213)	(69)	(68)	(76)	(276)	(68)	(66)	(68)	(74)
Adjusted EBITDA	6,478	2,187	2,197	2,094	8,303	2,022	2,115	2,144	2,022
Adjusted EBITDA margin	40.7%	40.9%	41.3%	40.0%	39.5%	36.6%	40.7%	41.1%	39.7%
Severance, acquisition and other costs	(294)	(46)	(24)	(224)	(216)	(58)	(66)	(54)	(38)
Depreciation	(2,159)	(727)	(720)	(712)	(2,880)	(734)	(739)	(708)	(699)
Amortization	(394)	(133)	(134)	(127)	(572)	(118)	(116)	(171)	(167)
Finance costs
Interest expense	(683)	(227)	(230)	(226)	(929)	(238)	(227)	(229)	(235)
Interest on post-employment benefit obligations	(82)	(27)	(28)	(27)	(101)	(25)	(25)	(26)	(25)
Other income (expense)	58	35	43	(20)	42	(34)	2	(13)	87
Income taxes	(736)	(271)	(290)	(175)	(929)	(221)	(241)	(236)	(231)
Net earnings	2,188	791	814	583	2,718	594	703	707	714
Net earnings attributable to:
Common shareholders	2,030	739	759	532	2,363	542	600	606	615
Preferred shareholders	115	38	39	38	137	40	31	33	33
Non-controlling interest	43	14	16	13	218	12	72	68	66
Net earnings	2,188	791	814	583	2,718	594	703	707	714
Net earnings per common share - basic	$2.40	$0.87	$0.90	$0.63	$2.98	$0.64	$0.77	$0.78	$0.79
Net earnings per common share - diluted	$2.40	$0.87	$0.90	$0.63	$2.97	$0.63	$0.77	$0.78	$0.79
Dividends per common share	$1.9500	$0.6500	$0.6500	$0.6500	$2.4700	$0.6175	$0.6175	$0.6175	$0.6175
Average number of common shares outstanding - basic (millions)	845.0	848.9	844.9	841.0	793.7	837.7	782.1	777.7	776.5
Average number of common shares outstanding - diluted (millions)	846.3	850.1	846.2	842.6	794.6	838.9	783.0	778.6	777.2
Number of common shares outstanding (millions)	849.4	849.4	848.6	841.9	840.3	840.3	828.3	778.1	777.3
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	2,030	739	759	532	2,363	542	600	606	615
Severance, acquisition and other costs	215	35	16	164	148	42	45	38	23
Net (gains) losses on investments	(22)	16	(40)	2	(8)	8	-	(4)	(12)
Early debt redemption costs	7	-	-	7	21	18	3	-	-
Adjusted net earnings	2,230	790	735	705	2,524	610	648	640	626
Impact on net earnings per share	$0.24	$0.06	$(0.03)	$0.21	$0.20	$0.08	$0.06	$0.04	$0.02
Adjusted EPS	$2.64	$0.93	$0.87	$0.84	$3.18	$0.72	$0.83	$0.82	$0.81

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Third Quarter 2015 Page 3

BCE (1)
Segmented Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2015	Q3 2014	$ change	% change		YTD 2015	YTD 2014	$ change	% change
Revenues
Bell Wireless	1,772	1,621	151	9.3%		5,106	4,656	450	9.7%
Bell Wireline	3,028	3,046	(18)	(0.6%)		9,097	9,114	(17)	(0.2%)
Bell Media	692	665	27	4.1%		2,158	2,148	10	0.5%
Inter-segment eliminations	(147)	(137)	(10)	(7.3%)		(450)	(404)	(46)	(11.4%)
Total	5,345	5,195	150	2.9%		15,911	15,514	397	2.6%
Operating costs
Bell Wireless	(1,014)	(921)	(93)	(10.1%)		(2,919)	(2,632)	(287)	(10.9%)
Bell Wireline	(1,782)	(1,813)	31	1.7%		(5,345)	(5,399)	54	1.0%
Bell Media	(509)	(483)	(26)	(5.4%)		(1,619)	(1,606)	(13)	(0.8%)
Inter-segment eliminations	147	137	10	7.3%		450	404	46	11.4%
Total	(3,158)	(3,080)	(78)	(2.5%)		(9,433)	(9,233)	(200)	(2.2%)
Adjusted EBITDA
Bell Wireless	758	700	58	8.3%		2,187	2,024	163	8.1%
Margin	42.8%	43.2%		(0.4	) pts	42.8%	43.5%		(0.7	) pts
Bell Wireline	1,246	1,233	13	1.1%		3,752	3,715	37	1.0%
Margin	41.1%	40.5%		0.6	pts	41.2%	40.8%		0.4	pts
Bell Media	183	182	1	0.5%		539	542	(3)	(0.6%)
Margin	26.4%	27.4%		(1.0	) pts	25.0%	25.2%		(0.2	) pts
Total	2,187	2,115	72	3.4%		6,478	6,281	197	3.1%
Margin	40.9%	40.7%		0.2	pts	40.7%	40.5%		0.2	pts
Capital expenditures
Bell Wireless	184	182	(2)	(1.1%)		523	469	(54)	(11.5%)
Capital Intensity (4)	10.4%	11.2%		0.8	pts	10.2%	10.1%		(0.1	) pts
Bell Wireline	716	756	40	5.3%		2,068	2,089	21	1.0%
Capital Intensity	23.6%	24.8%		1.2	pts	22.7%	22.9%		0.2	pts
Bell Media	27	37	10	27.0%		77	83	6	7.2%
Capital Intensity	3.9%	5.6%		1.7	pts	3.6%	3.9%		0.3	pts
Total	927	975	48	4.9%		2,668	2,641	(27)	(1.0%)
Capital Intensity	17.3%	18.8%		1.5	pts	16.8%	17.0%		0.2	pts

BCE Supplementary Financial Information - Third Quarter 2015 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2015	Q3 15	Q2 15	Q1 15	Total 2014	Q4 14	Q3 14	Q2 14	Q1 14
Revenues
Bell Wireless	5,106	1,772	1,697	1,637	6,327	1,671	1,621	1,543	1,492
Bell Wireline	9,097	3,028	3,042	3,027	12,324	3,210	3,046	3,049	3,019
Bell Media	2,158	692	740	726	2,937	789	665	761	722
Inter-segment eliminations	(450)	(147)	(153)	(150)	(546)	(142)	(137)	(133)	(134)
Total	15,911	5,345	5,326	5,240	21,042	5,528	5,195	5,220	5,099
Operating costs
Bell Wireless	(2,919)	(1,014)	(980)	(925)	(3,703)	(1,071)	(921)	(862)	(849)
Bell Wireline	(5,345)	(1,782)	(1,777)	(1,786)	(7,379)	(1,980)	(1,813)	(1,796)	(1,790)
Bell Media	(1,619)	(509)	(525)	(585)	(2,203)	(597)	(483)	(551)	(572)
Inter-segment eliminations	450	147	153	150	546	142	137	133	134
Total	(9,433)	(3,158)	(3,129)	(3,146)	(12,739)	(3,506)	(3,080)	(3,076)	(3,077)
Adjusted EBITDA
Bell Wireless	2,187	758	717	712	2,624	600	700	681	643
Margin	42.8%	42.8%	42.3%	43.5%	41.5%	35.9%	43.2%	44.1%	43.1%
Bell Wireline	3,752	1,246	1,265	1,241	4,945	1,230	1,233	1,253	1,229
Margin	41.2%	41.1%	41.6%	41.0%	40.1%	38.3%	40.5%	41.1%	40.7%
Bell Media	539	183	215	141	734	192	182	210	150
Margin	25.0%	26.4%	29.1%	19.4%	25.0%	24.3%	27.4%	27.6%	20.8%
Total	6,478	2,187	2,197	2,094	8,303	2,022	2,115	2,144	2,022
Margin	40.7%	40.9%	41.3%	40.0%	39.5%	36.6%	40.7%	41.1%	39.7%
Capital expenditures
Bell Wireless	523	184	188	151	687	218	182	168	119
Capital Intensity	10.2%	10.4%	11.1%	9.2%	10.9%	13.0%	11.2%	10.9%	8.0%
Bell Wireline	2,068	716	696	656	2,893	804	756	737	596
Capital Intensity	22.7%	23.6%	22.9%	21.7%	23.5%	25.0%	24.8%	24.2%	19.7%
Bell Media	77	27	30	20	137	54	37	32	14
Capital Intensity	3.6%	3.9%	4.1%	2.8%	4.7%	6.8%	5.6%	4.2%	1.9%
Total	2,668	927	914	827	3,717	1,076	975	937	729
Capital Intensity	16.8%	17.3%	17.2%	15.8%	17.7%	19.5%	18.8%	18.0%	14.3%

BCE Supplementary Financial Information - Third Quarter 2015 Page 5

Bell Wireless (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2015	Q3 2014	% change		YTD 2015	YTD 2014	% change
Bell Wireless
Revenues
Service	1,619	1,495	8.3%		4,658	4,312	8.0%
Product	143	117	22.2%		419	316	32.6%
Total external Bell Wireless revenues	1,762	1,612	9.3%		5,077	4,628	9.7%
Inter-segment	10	9	11.1%		29	28	3.6%
Total Bell Wireless operating revenues	1,772	1,621	9.3%		5,106	4,656	9.7%
Operating costs	(1,014)	(921)	(10.1%)		(2,919)	(2,632)	(10.9%)
Adjusted EBITDA	758	700	8.3%		2,187	2,024	8.1%
Adjusted EBITDA margin (Total revenues)	42.8%	43.2%	(0.4	) pts	42.8%	43.5%	(0.7	) pts
Adjusted EBITDA margin (Service revenues)	46.8%	46.8%	0.0	pts	47.0%	46.9%	0.1	pts
Capital expenditures	184	182	(1.1%)		523	469	(11.5%)
Capital intensity	10.4%	11.2%	0.8	pts	10.2%	10.1%	(0.1	) pts
Wireless gross activations	424,164	431,460	(1.7%)		1,150,497	1,181,166	(2.6%)
Postpaid	353,652	331,851	6.6%		950,445	908,752	4.6%
Wireless net activations	58,543	83,636	(30.0%)		64,739	110,098	(41.2%)
Postpaid	77,655	91,779	(15.4%)		174,061	193,834	(10.2%)
Wireless subscribers end of period (EOP)	8,183,367	8,035,130	1.8%		8,183,367	8,035,130	1.8%
Postpaid	7,284,108	6,991,927	4.2%		7,284,108	6,991,927	4.2%
Average revenue per user (4) (ARPU)($/month)	65.34	61.59	6.1%		62.89	59.57	5.6%
Churn (%) (4) (average per month)	1.49%	1.45%	(0.04	) pts	1.49%	1.50%	0.01	pts
Prepaid	2.98%	3.14%	0.16	pts	3.36%	3.44%	0.08	pts
Postpaid	1.31%	1.20%	(0.11	) pts	1.24%	1.20%	(0.04	) pts
Cost of acquisition (COA) (4) ($/subscriber)	446	420	(6.2%)		444	420	(5.7%)

BCE Supplementary Financial Information - Third Quarter 2015 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2015	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Bell Wireless
Revenues
Service	4,658	1,619	1,539	1,500	5,806	1,494	1,495	1,429	1,388
Product	419	143	149	127	483	167	117	105	94
Total external Bell Wireless revenues	5,077	1,762	1,688	1,627	6,289	1,661	1,612	1,534	1,482
Inter-segment	29	10	9	10	38	10	9	9	10
Total Bell Wireless operating revenues	5,106	1,772	1,697	1,637	6,327	1,671	1,621	1,543	1,492
Operating costs	(2,919)	(1,014)	(980)	(925)	(3,703)	(1,071)	(921)	(862)	(849)
Adjusted EBITDA	2,187	758	717	712	2,624	600	700	681	643
Adjusted EBITDA margin (Total revenues)	42.8%	42.8%	42.3%	43.5%	41.5%	35.9%	43.2%	44.1%	43.1%
Adjusted EBITDA margin (Service revenues)	47.0%	46.8%	46.6%	47.5%	45.2%	40.2%	46.8%	47.7%	46.3%
Capital expenditures	523	184	188	151	687	218	182	168	119
Capital intensity	10.2%	10.4%	11.1%	9.2%	10.9%	13.0%	11.2%	10.9%	8.0%
Wireless gross activations	1,150,497	424,164	384,973	341,360	1,643,451	462,285	431,460	391,382	358,324
Postpaid	950,445	353,652	317,809	278,984	1,291,207	382,455	331,851	297,374	279,527
Wireless net activations	64,739	58,543	22,110	(15,914)	193,596	83,498	83,636	42,898	(16,436)
Postpaid	174,061	77,655	61,033	35,373	311,954	118,120	91,779	67,951	34,104
Wireless subscribers EOP	8,183,367	8,183,367	8,124,824	8,102,714	8,118,628	8,118,628	8,035,130	7,951,494	7,908,596
Postpaid	7,284,108	7,284,108	7,206,453	7,145,420	7,110,047	7,110,047	6,991,927	6,900,148	6,832,197
ARPU ($/month)	62.89	65.34	62.48	60.83	59.92	60.97	61.59	59.35	57.75
Churn (%)(average per month)	1.49%	1.49%	1.49%	1.47%	1.52%	1.57%	1.45%	1.47%	1.58%
Prepaid	3.36%	2.98%	3.48%	3.60%	3.44%	3.43%	3.14%	3.49%	3.68%
Postpaid	1.24%	1.31%	1.23%	1.18%	1.22%	1.29%	1.20%	1.15%	1.24%
COA ($/subscriber)	444	446	434	452	441	495	420	403	439

BCE Supplementary Financial Information - Third Quarter 2015 Page 7

Bell Wireline (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2015	Q3 2014	% change		YTD 2015	YTD 2014	% change
Bell Wireline
Data	1,770	1,722	2.8%		5,301	5,145	3.0%
Local & access	818	855	(4.3%)		2,469	2,582	(4.4%)
Long distance	207	229	(9.6%)		627	688	(8.9%)
Equipment & other	181	186	(2.7%)		528	543	(2.8%)
Total external revenues	2,976	2,992	(0.5%)		8,925	8,958	(0.4%)
Inter-segment revenues	52	54	(3.7%)		172	156	10.3%
Total Bell Wireline operating revenues	3,028	3,046	(0.6%)		9,097	9,114	(0.2%)
Operating costs	(1,782)	(1,813)	1.7%		(5,345)	(5,399)	1.0%
Adjusted EBITDA	1,246	1,233	1.1%		3,752	3,715	1.0%
Adjusted EBITDA Margin	41.1%	40.5%	0.6	pts	41.2%	40.8%	0.4	pts
Capital expenditures	716	756	5.3%		2,068	2,089	1.0%
Capital intensity	23.6%	24.8%	1.2	pts	22.7%	22.9%	0.2	pts
High-speed Internet
High-speed Internet net activations	57,888	64,254	(9.9%)		116,144	108,380	7.2%
High-speed Internet subscribers EOP (A) (B)	3,374,239	3,245,016	4.0%		3,374,239	3,245,016	4.0%
TV
Net subscriber activations	25,914	37,578	(31.0%)		69,594	111,170	(37.4%)
Internet Protocol Television (IPTV)	67,908	74,450	(8.8%)		179,237	199,960	(10.4%)
Total subscribers EOP (A) (B)	2,700,710	2,600,418	3.9%		2,700,710	2,600,418	3.9%
IPTV (A) (B)	1,108,699	857,473	29.3%		1,108,699	857,473	29.3%
Local
Network Access Services (NAS)
Residential (A) (B)	3,591,813	3,872,840	(7.3%)		3,591,813	3,872,840	(7.3%)
Business	3,203,763	3,351,017	(4.4%)		3,203,763	3,351,017	(4.4%)
Total (A) (B)	6,795,576	7,223,857	(5.9%)		6,795,576	7,223,857	(5.9%)
NAS net losses
Residential	(78,354)	(70,782)	(10.7%)		(220,043)	(248,497)	11.5%
Business	(29,722)	(37,270)	20.3%		(111,481)	(123,215)	9.5%
Total	(108,076)	(108,052)	0.0%		(331,524)	(371,712)	10.8%

(A)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(B)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Supplementary Financial Information - Third Quarter 2015 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2015	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Bell Wireline
Data	5,301	1,770	1,774	1,757	6,978	1,833	1,722	1,725	1,698
Local & access	2,469	818	827	824	3,420	838	855	860	867
Long distance	627	207	207	213	922	234	229	233	226
Equipment & other	528	181	174	173	791	248	186	179	178
Total external revenues	8,925	2,976	2,982	2,967	12,111	3,153	2,992	2,997	2,969
Inter-segment revenues	172	52	60	60	213	57	54	52	50
Total Bell Wireline operating revenues	9,097	3,028	3,042	3,027	12,324	3,210	3,046	3,049	3,019
Operating costs	(5,345)	(1,782)	(1,777)	(1,786)	(7,379)	(1,980)	(1,813)	(1,796)	(1,790)
Adjusted EBITDA	3,752	1,246	1,265	1,241	4,945	1,230	1,233	1,253	1,229
Adjusted EBITDA Margin	41.2%	41.1%	41.6%	41.0%	40.1%	38.3%	40.5%	41.1%	40.7%
Capital expenditures	2,068	716	696	656	2,893	804	756	737	596
Capital intensity	22.7%	23.6%	22.9%	21.7%	23.5%	25.0%	24.8%	24.2%	19.7%
High-speed Internet
High-speed Internet net activations	116,144	57,888	18,606	39,650	160,390	52,010	64,254	17,544	26,582
High-speed Internet subscribers EOP (A) (B)	3,374,239	3,374,239	3,316,351	3,297,745	3,297,026	3,297,026	3,245,016	3,180,762	3,163,218
TV
Net subscriber activations	69,594	25,914	16,690	26,990	153,360	42,190	37,578	33,369	40,223
IPTV	179,237	67,908	50,466	60,863	276,034	76,074	74,450	59,132	66,378
Total subscribers EOP (A) (B)	2,700,710	2,700,710	2,674,796	2,658,106	2,642,608	2,642,608	2,600,418	2,562,840	2,529,471
IPTV (A) (B)	1,108,699	1,108,699	1,040,791	990,325	933,547	933,547	857,473	783,023	723,891
Local
NAS
Residential (A) (B)	3,591,813	3,591,813	3,670,167	3,745,986	3,815,608	3,815,608	3,872,840	3,943,622	4,031,682
Business	3,203,763	3,203,763	3,233,485	3,271,175	3,315,244	3,315,244	3,351,017	3,388,287	3,431,147
Total (A) (B)	6,795,576	6,795,576	6,903,652	7,017,161	7,130,852	7,130,852	7,223,857	7,331,909	7,462,829
NAS net losses
Residential	(220,043)	(78,354)	(75,819)	(65,870)	(305,729)	(57,232)	(70,782)	(88,060)	(89,655)
Business	(111,481)	(29,722)	(37,690)	(44,069)	(158,988)	(35,773)	(37,270)	(42,860)	(43,085)
Total	(331,524)	(108,076)	(113,509)	(109,939)	(464,717)	(93,005)	(108,052)	(130,920)	(132,740)

(A)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(B)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Supplementary Financial Information - Third Quarter 2015 Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30	June 30	March 31	December 31
	2015	2015	2015	2014
Debt due within one year	6,416	5,058	4,712	3,743
Long-term debt	14,444	15,443	16,612	16,355
Preferred shares - BCE (A)	2,002	2,002	2,002	2,002
Cash and cash equivalents	(622)	(169)	(1,125)	(566)
Net Debt (3)	22,240	22,334	22,201	21,534
Net Debt / Adjusted EBITDA (4)	2.62	2.65	2.65	2.59
Adjusted EBITDA /Net interest expense, excluding interest on post-employment benefit obligations and including 50% of preferred dividends (4)	8.58	8.53	8.52	8.38

Bell Media Inc. - Proportionate Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2015	Q3 2015	Q2 2015	Q1 2015	Total 2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Proportionate Net Debt	-	-	-	-	-	-	-	14	30
Proportionate Adjusted EBITDA	473	161	191	121	657	181	158	189	129

Cash Flow Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2015	Q3 2014	$ change	% change	YTD 2015	YTD 2014	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition costs paid	1,911	1,644	267	16.2%	4,897	4,121	776	18.8%
Capital expenditures	(927)	(825)	(102)	(12.4%)	(2,668)	(2,210)	(458)	(20.7%)
Dividends paid on preferred shares	(37)	(31)	(6)	(19.4%)	(113)	(94)	(19)	(20.2%)
Dividends paid by subsidiaries to non-controlling interest	(26)	(1)	(25)	n.m.	(33)	(1)	(32)	n.m.
Bell Aliant dividends to BCE	-	47	(47)	(100.0%)	-	95	(95)	(100.0%)
FCF	921	834	87	10.4%	2,083	1,911	172	9.0%

Cash Flow Information - Historical Trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2015	Q3 2015	Q2 2015	Q1 2015	Total 2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014
FCF
Cash from operating activities, excluding acquisition costs paid	4,897	1,911	1,889	1,097	5,680	1,559	1,644	1,589	888
Capital expenditures	(2,668)	(927)	(914)	(827)	(3,245)	(1,035)	(825)	(791)	(594)
Dividends paid on preferred shares	(113)	(37)	(37)	(39)	(134)	(40)	(31)	(31)	(32)
Dividends paid by subsidiaries to non-controlling interest	(33)	(26)	(7)	-	(2)	(1)	(1)	-	-
Voluntary defined benefit pension plan contribution	-	-	-	-	350	350	-	-	-
Bell Aliant dividends to BCE	-	-	-	-	95	-	47	48	-
FCF	2,083	921	931	231	2,744	833	834	815	262

(A)	Net debt includes 50% of preferred shares
n.m. : not meaningful

BCE Supplementary Financial Information - Third Quarter 2015 Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2015	June 30 2015	March 31 2015	December 31 2014
ASSETS
Current assets
Cash	84	131	127	142
Cash equivalents	538	38	998	424
Trade and other receivables	2,766	2,758	2,781	3,069
Inventory	450	405	403	333
Prepaid expenses	452	528	522	379
Other current assets	287	232	249	201
Total current assets	4,577	4,092	5,080	4,548
Non-current assets
Property, plant and equipment	21,709	21,513	21,347	21,327
Intangible assets	10,977	10,886	10,332	10,224
Deferred tax assets	93	131	162	162
Investments in associates and joint ventures	1,125	1,088	790	776
Other non-current assets	810	833	989	875
Goodwill	8,377	8,376	8,376	8,385
Total non-current assets	43,091	42,827	41,996	41,749
Total assets	47,668	46,919	47,076	46,297
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,015	4,053	4,007	4,398
Interest payable	148	141	143	145
Dividends payable	566	565	561	534
Current tax liabilities	158	157	74	269
Debt due within one year	6,416	5,058	4,712	3,743
Total current liabilities	11,303	9,974	9,497	9,089
Non-current liabilities
Long-term debt	14,444	15,443	16,612	16,355
Deferred tax liabilities	1,717	1,559	1,352	1,321
Post-employment benefit obligation	2,296	2,101	2,803	2,772
Other non-current liabilities	1,423	1,462	1,493	1,521
Total non-current liabilities	19,880	20,565	22,260	21,969
Total liabilities	31,183	30,539	31,757	31,058
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004
Common shares	17,181	17,142	16,790	16,717
Contributed surplus	1,153	1,137	1,121	1,141
Accumulated other comprehensive income	105	87	124	97
Deficit	(6,264)	(6,306)	(7,027)	(7,013)
Total Equity attributable to BCE shareholders	16,179	16,064	15,012	14,946
Non-controlling interest	306	316	307	293
Total equity	16,485	16,380	15,319	15,239
Total liabilities and equity	47,668	46,919	47,076	46,297
Number of common shares outstanding	849.4	848.6	841.9	840.3

BCE Supplementary Financial Information - Third Quarter 2015 Page 11

BCE (1)
Consolidated Cash Flow Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2015	Q3 2014	$ change		YTD 2015	YTD 2014	$ change
Net earnings	791	703	88		2,188	2,124	64
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	46	66	(20)		294	158	136
Depreciation and amortization	860	855	5		2,553	2,600	(47)
Post-employment benefit plans cost	96	91	5		295	284	11
Net interest expense	225	225	-		677	685	(8)
Loss (gains) on investments	19	-	19		(73)	(16)	(57)
Income taxes	271	241	30		736	708	28
Contributions to post-employment benefit plans	(76)	(82)	6		(249)	(255)	6
Payments under other post-employment benefit plans	(18)	(18)	-		(56)	(54)	(2)
Severance and other costs paid	(45)	(40)	(5)		(146)	(146)	-
Acquisition costs paid	(33)	(33)	-		(133)	(63)	(70)
Interest paid	(225)	(214)	(11)		(682)	(674)	(8)
Income taxes paid (net of refunds)	(66)	(92)	26		(518)	(563)	45
Net change in operating assets and liabilities	33	180	(147)		(122)	(74)	(48)
Cash flows from operating activities	1,878	1,882	(4)		4,764	4,714	50
Bell Aliant dividends paid to BCE	-	47	(47)		-	95	(95)
Capital expenditures	(927)	(975)	48		(2,668)	(2,641)	(27)
Cash dividends paid on preferred shares	(37)	(31)	(6)		(113)	(94)	(19)
Cash dividends paid by subsidiaries to non-controlling interest	(26)	(69)	43		(33)	(144)	111
Acquisition costs paid	33	33	-		133	63	70
Bell Aliant Free Cash Flow	-	(53)	53		-	(82)	82
Free Cash Flow	921	834	87		2,083	1,911	172
Bell Aliant free cash flow, excluding dividends paid	-	6	(6)		-	(13)	13
Business acquisitions	(2)	(10)	8		(286)	(10)	(276)
Acquisition costs paid	(33)	(33)	-		(133)	(63)	(70)
Business dispositions	2	186	(184)		409	724	(315)
Acquisition of spectrum licences	(5)	-	(5)		(534)	(566)	32
Other investing activities	(13)	1	(14)		(15)	(2)	(13)
Increase in notes payable and bank advances	555	443	112		672	601	71
(Reduction) increase in securitized trade receivables	(305)	-	(305)		10	-	10
Issue of long-term debt	-	1,243	(1,243)		502	1,426	(924)
Repayment of long-term debt	(108)	(117)	9		(977)	(668)	(309)
Cash dividends paid on common shares	(551)	(480)	(71)		(1,617)	(1,412)	(205)
Privatization of Bell Aliant	-	(804)	804		-	(804)	804
Issue of common shares	7	2	5		64	43	21
Other financing activities	(15)	(15)	-		(122)	(96)	(26)
	(468)	422	(890)		(2,027)	(840)	(1,187)
Net increase in cash and cash equivalents	453	1,256	(803)		56	1,071	(1,015)
Cash and cash equivalents at beginning of period	169	150	19		566	335	231
Cash and cash equivalents at end of period	622	1,406	(784)		622	1,406	(784)

Other information
Free cash flow per share (3)	$1.09	$1.06	$0.03		$2.47	$2.45	$0.02
Annualized cash flow yield (5)	6.3%	6.5%	(0.2	) pts	6.3%	6.5%	(0.2	) pts

BCE Supplementary Financial Information - Third Quarter 2015 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2015	Q3 15	Q2 15	Q1 15	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14
Net earnings	2,188	791	814	583	2,718	594	703	707	714
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	294	46	24	224	216	58	66	54	38
Depreciation and amortization	2,553	860	854	839	3,452	852	855	879	866
Post-employment benefit plans cost	295	96	96	103	377	93	91	94	99
Net interest expense	677	225	229	223	921	236	225	226	234
(Gains) losses on investments	(73)	19	(94)	2	(10)	6	-	(4)	(12)
Income taxes	736	271	290	175	929	221	241	236	231
Contributions to post-employment benefit plans	(249)	(76)	(92)	(81)	(683)	(428)	(82)	(85)	(88)
Payments under other post-employment benefit plans	(56)	(18)	(18)	(20)	(73)	(19)	(18)	(18)	(18)
Severance and other costs paid	(146)	(45)	(52)	(49)	(190)	(44)	(40)	(38)	(68)
Acquisition costs paid	(133)	(33)	(48)	(52)	(131)	(68)	(33)	(16)	(14)
Interest paid	(682)	(225)	(230)	(227)	(907)	(233)	(214)	(231)	(229)
Income taxes paid (net of refunds)	(518)	(66)	(119)	(333)	(743)	(180)	(92)	(110)	(361)
Net change in operating assets and liabilities	(122)	33	187	(342)	365	439	180	156	(410)
Cash flows from operating activities	4,764	1,878	1,841	1,045	6,241	1,527	1,882	1,850	982
Bell Aliant dividends paid to BCE	-	-	-	-	95	-	47	48	-
Capital expenditures	(2,668)	(927)	(914)	(827)	(3,717)	(1,076)	(975)	(937)	(729)
Cash dividends paid on preferred shares	(113)	(37)	(37)	(39)	(134)	(40)	(31)	(31)	(32)
Cash dividends paid by subsidiaries to non-controlling interest	(33)	(26)	(7)	-	(145)	(1)	(69)	(68)	(7)
Acquisition costs paid	133	33	48	52	131	68	33	16	14
Voluntary defined benefit pension plan contribution	-	-	-	-	350	350	-	-	-
Bell Aliant Free Cash Flow	-	-	-	-	(77)	5	(53)	(63)	34
Free Cash Flow	2,083	921	931	231	2,744	833	834	815	262
Bell Aliant free cash flow, excluding dividends paid	-	-	-	-	(18)	(5)	6	15	(34)
Business acquisitions	(286)	(2)	(284)	-	(18)	(8)	(10)	-	-
Acquisition costs paid	(133)	(33)	(48)	(52)	(131)	(68)	(33)	(16)	(14)
Voluntary defined benefit pension plan contribution	-	-	-	-	(350)	(350)	-	-	-
Business dispositions	409	2	407	-	720	(4)	186	-	538
Acquisition of spectrum licences	(534)	(5)	(429)	(100)	(566)	-	-	(453)	(113)
Other investing activities	(15)	(13)	(7)	5	11	13	1	2	(5)
Increase (decrease) in notes payable and bank advances	672	555	(574)	691	469	(132)	443	(443)	601
Increase (reduction) in securitized trade receivables	10	(305)	315	-	-	-	-	-	-
Issue of long-term debt	502	-	-	502	1,428	2	1,243	150	33
Repayment of long-term debt	(977)	(108)	(723)	(146)	(1,113)	(445)	(117)	(136)	(415)
Early debt redemption costs	-	-	-	-	(4)	(4)	-	-	-
Cash dividends paid on common shares	(1,617)	(551)	(547)	(519)	(1,893)	(481)	(480)	(480)	(452)
Privatization of Bell Aliant	-	-	-	-	(989)	(185)	(804)	-	-
Issue of common shares	64	7	19	38	49	6	2	9	32
Other financing activities	(122)	(15)	(16)	(91)	(108)	(12)	(15)	(33)	(48)
	(2,027)	(468)	(1,887)	328	(2,513)	(1,673)	422	(1,385)	123
Net increase (decrease) in cash and cash equivalents	56	453	(956)	559	231	(840)	1,256	(570)	385
Cash and cash equivalents at beginning of period	566	169	1,125	566	335	1,406	150	720	335
Cash and cash equivalents at end of period	622	622	169	1,125	566	566	1,406	150	720

Other information
Free cash flow per share	$2.47	$1.09	$1.11	$0.27	$3.46	$1.01	$1.06	$1.05	$0.34
Annualized cash flow yield	6.3%	6.3%	6.3%	6.0%	6.1%	6.1%	6.5%	6.6%	7.0%

BCE Supplementary Financial Information - Third Quarter 2015 Page 13

Accompanying Notes

Beginning January 1, 2015, we report our results of operations in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1)	Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; and Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or, after December 31, 2014 and up to, and including, June 30, 2015, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

(2)	On October 31, 2014, BCE completed the acquisition of all the issued and outstanding shares of Bell Aliant that it did not already own, therefore eliminating the 55.9% ownership interest held by non-controlling interest. Beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes.

(3)	Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, Adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

BCE Supplementary Financial Information - Third Quarter 2015 Page 14

Accompanying Notes

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

Free Cash Flow and Free Cash Flow per share

The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant Free Cash Flow.

We define Free Cash Flow per share as follows:

Free Cash Flow
Average number of common shares outstanding

We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses.

For Free Cash Flow, the most comparable IFRS financial measure is cash flows from operating activities.

Net debt

The term Net Debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Net Debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our Net Debt as it is consistent with the treatment by certain credit rating agencies.

BCE Supplementary Financial Information - Third Quarter 2015 Page 15

Accompanying Notes

We consider Net Debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use Net Debt to determine a company’s financial leverage.

Net Debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

(4)	Key Performance Indicators (KPIs)

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital Intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

Net Debt to Adjusted EBITDA

Net Debt to Adjusted EBITDA is BCE Net Debt divided by Adjusted EBITDA. Net Debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our Net Debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA.

Adjusted EBITDA to net interest expense

Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA. Net interest expense is twelve-month trailing BCE interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

(5)	Annualized cash flow yield is calculated as follows: Trailing 12 month Free Cash Flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information - Third Quarter 2015 Page 16